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                            July 25, 2023

       Pierre Schurmann
       Chief Executive Officer
       Nvni Group Ltd
       P.O. Box 10008, Willow House, Cricket Square
       Grand Cayman, Cayman Islands KY1-1001

                                                        Re: Nvni Group Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed July 11, 2023
                                                            File No. 333-272688

       Dear Pierre Schurmann:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2023 letter.

       Amendment No. 1 to Registration Statement Filed on Form F-4

       Summary of the Proxy Statement/Prospectus
       New Nuvini Earnout Shares, page 26

   1. We note in response to prior comment 3 you removed disclosures indicating that in the event any New Nuvini
Earnout Shares reserved for issuance pursuant to the terms of the
                                                        Business Combination
Agreement are not ultimately issued pursuant to the Earnout
                                                        Agreements to the
persons indicated in such agreements, then such New Nuvini Earnout
                                                        Shares will be issued
instead to the Nuvini Shareholders in accordance with the Business
                                                        Combination Agreement.
You now state that there are no circumstances under which
                                                        Nuvini Earnout Shares
will be issued to persons other than those designated in the Nuvini
                                                        Earnout Agreements.
Please tell us how your revised disclosures support the terms in
 Pierre Schurmann
FirstName
Nvni GroupLastNamePierre Schurmann
            Ltd
Comapany
July       NameNvni Group Ltd
     25, 2023
July 25,
Page  2 2023 Page 2
FirstName LastName
         Section 3.2(g) of the Business Combination Agreement, which appear to indicate that there are circumstances in which such shares will be issued to the company's shareholders. As previously requested, explain the circumstances in which such shares will be issued to company shareholders instead of those designated in the Earnout
         Agreements and why shares may ultimately be issued to Nuvini Shareholders as part of the Transaction Consideration referred to in the Business Combination Agreement.
2. It remains unclear how the information provided here and on page 143 regarding New
         Nuvini Earnout Shares and other deferred and contingent consideration agrees to your financial statement footnote disclosures beginning on page F-78. Please provide us with a reconciliation of these disclosures in your response and revise any inconsistencies as necessary.
Summary of Unaudited Pro Forma Condensed Combined Financial Information, page
44

3. Please revise to disclose the number of shares issued and outstanding under the minimum cash redemption scenario in the pro forma balance sheet information both here and on page 209.
Risk Factors
Financial, Tax and Accounting-Related Risks
Nuvini S.A. had identified material weaknesses in internal control over financial reporting. , page 87

4. We note your revised disclosures in response to prior comment 4. Please further revise this risk factor header to state, as you have on page 268, that Nuvini S.A has identified material weaknesses in its internal control over financial reporting "and information technology general controls and, as a result restated its previous period's financial statements."
Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation, page 205

5. We note from your revised disclosures in response to comment 9 that if the Minimum
         Cash Condition is not satisfied and such condition is not waived by Nuvini, the Business
         Combination will not be completed. Please tell us whether Nuvini has any intent to waive the minimum cash condition and if so, revise to clarify how such waiver might impact the pro forma financial information provided.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Earnings (loss) per share, page 215

6. Please explain why subscription rights and contingent consideration to be settled in equity are excluded from the pro forma weighted average shares outstanding as indicate in note
         (4). In your response, tell us the number of shares to be issued for each and the impact on pro forma net loss per share.
 Pierre Schurmann
FirstName
Nvni GroupLastNamePierre Schurmann
            Ltd
Comapany
July       NameNvni Group Ltd
     25, 2023
July 25,
Page  3 2023 Page 3
FirstName LastName
Nuvini S.A. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Performance Indicators, page 241

7. Please explain why you do not use the IFRS measure of net operating revenue in your
         ARPU calculations and specifically address how you considered whether "gross revenue"
         used in such calculations represents a tailored accounting principal. Refer to Question
         100.04 of the non-GAAP C&DIs.
8. We note that the number of "users," which is used in your calculation of ARPU is the same as the number of "customers" as disclosed on page 232. We further note that you define a user as a "client" of Nuvini Group. To the extent client, customer and user are the same, please revise to use a consistent reference throughout the filing to avoid any confusion. Alternatively, revise to clearly define what each is intended to represent.
Results of Operations, page 250

9. We note your response to prior comment 20. Please address the following:
             You state that the increase in total net operating revenue is "primarily" attributable to growth from Nuvini Acquired Companies. You also attribute the growth to an increased customer base, which appears to be referring to organic revenue growth.
            Please avoid using vague terms such as "primarily" and revise to include a quantified breakdown of revenue growth due to acquisitions versus organic growth. We refer you to slide 39 of the April 2023 Investor Presentation filed by Mercato Partners
            Acquisition on April 10, 2023.
             You discuss the impact of the Mercos acquisition on SaaS platform subscription services, however, this transaction accounted for only R$9.0 million of the R$33.7 million increase. Revise to clarify whether other acquisitions impacted this revenue stream, and if so, include a quantified discussion of such impact Also, similar to the previous bullet point, revise to provide a breakdown of revenue growth due to acquisitions versus organic growth.
             So that we may better assess your results of operations discussion, in your response please provide us with a breakdown of revenue for each of the companies acquired since fiscal 2020 for each period for which financial statements are provided. In this regard, based on the diversification of 2023 estimated revenues included in the above named Investor Presentation, this information appears to be available.
             Similar revisions should be made to your various expense discussions to more clearly explain the increase in such line items versus attributing such change "primarily to"
            the Nuvini Acquired Companies.
Going Concern, Liquidity and Capital Resources, page 254

10. We note that some of the deferred and contingent cash payments for several of the Nuvini
         Acquired Companies were due by June 30 or will become due on July 31, 2023. Please tell us the current status of such payments. To the extent the payments have not been
 Pierre Schurmann
Nvni Group Ltd
July 25, 2023
Page 4
      made and the terms of the merger agreements were not amended, tell us whether you have secured any additional financing as indicated in response to prior comment 21 or how you intend to make such payments. In addition, please update your disclosures where you indicate that as of December 31, 2022, Nuvini S.A.'s cash and continued operations are sufficient to finance the next six months of its consolidated operations (i.e. through June
      30, 2023).
Non-IFRS Financial Measures
Adjusted Free Cash Flow, page 254

11. As previously requested in prior comment 17, revise to disclose net cash from (used in)
      operating activities with greater prominence to adjusted free cash flow. Refer to Question
      102.10 of the non-GAAP C&DIs and Item 10(e)(1)(i)(A) of Regulation S-K. Also, please change your reference to free cash flow on page 3 to adjusted free cash flow to be consistent with your disclosures elsewhere throughout the filing.
Notes to Consolidated Financial Statements for the Years ended December 31, 2022 and 2021
Note 20. Net operating revenue, page F-102

12. Please tell us what "gross operating revenue" in your summary of net operating revenue represents. Specifically address whether this is a non-IFRS measure of revenue and if so, how you determined such reference is appropriate in your financial statement footnotes.
      Refer to Item 10(e)(1)(ii)(C) of Regulation S-K. To the extent this does not represent a measure of revenue, please explain and revise the description of this line item accordingly.
       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                            Sincerely,
FirstName LastNamePierre Schurmann
                                                            Division of
Corporation Finance
Comapany NameNvni Group Ltd
                                                            Office of
Technology
July 25, 2023 Page 4
cc:       Edward S. Best
FirstName LastName